Exhibit 99.1

ARIS MINING Q1 PRODUCTION ON TRACK TO DELIVER FULL YEAR 2024
GUIDANCE WHILE EXPANSION PROJECTS ADVANCE

Vancouver, Canada, April 15, 2024 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces its operating results for the three months ended March 31, 2024 (Q1 2024).

Neil Woodyer, CEO of Aris Mining, commented “In line with our budget, our mines produced 50,768 ounces of gold in Q1. Plant throughput was slightly reduced in Q1 because of planned maintenance at the Segovia processing facility and we achieved averaged processed gold grades of 9.4 g/t, consistent with our Segovia mine plan. Our gold production is scheduled to increase from Q2 to Q4 as the Segovia mine plan progresses to higher-grade zones, and we are on-track to deliver full year 2024 production guidance of 220,000 to 240,000 ounces. In addition, we are pleased with the progress of the expansion projects at the Segovia and Marmato mines. Following completion of the expansions, Aris Mining is targeting 500,000 ounces of production in 2026.

At the Segovia expansion project, which includes increasing processing capacity from 2,000 to 3,000 tonnes per day, geotechnical studies for the plant area have been finalized, engineering and design is well underway, and preparations for the new installations are progressing smoothly. Once complete, Segovia is expected to produce over 300,000 ounces per year.

At the Marmato Lower Mine expansion project, the access road to the new processing facility area is now complete and earthworks in the plant area will commence soon. The contractor for the new portal and decline is fully mobilized and cutting of the portal face has commenced. Once complete, the Marmato Upper and Lower mines are expected to produce 162,000 ounces per year over a 20-year mine life.”

Please visit www.aris-mining.com and navigate to the media section featuring our Marmato operation, alternatively, through this LINK. Here, Aris Mining will regularly share media content, including time-lapse videos, to keep investors informed about the construction progress at Marmato.

Q1 2024 Financial Results

Aris Mining will announce its full Q1 2024 financial results after market close on Tuesday, May 14, 2024.

About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with brownfield expansions underway in Colombia. The Segovia Operations and Marmato Upper Mine produced 226,000 ounces of gold in 2023. With ongoing expansion projects, Segovia and Marmato are targeting to produce 500,000 ounces of gold in 2026. Aris Mining also operates the Proyecto Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

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Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

For further information, contact:

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations + 1.604.417.2574

Technical Disclosure and Qualified Person

The technical information in this news release was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Geology and Exploration of Aris Mining, who is a Qualified Person as defined by NI 43-101. Unless otherwise indicated, the scientific disclosure and technical information included in this news release are based upon information included in the NI 43-101 compliant technical reports listed below and are available for review on SEDAR+ at www.sedarplus.ca, on the Company's website at www.aris-mining.com, and in the Company's filings with the U.S. Securities and Exchange Commission at www.sec.gov.

•	"NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia" dated December 6, 2023 with an effective date of September 30, 2023 and prepared by Pamela De Mark, P.Geo., Inivaldo Diaz, CP, and Cornelius Lourens, FAusIMM.
•	"Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project" dated November 23, 2022 with an effective date of June 30, 2022 and prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, SME-RM, Joanna Poeck, PE, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME-RM, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, PEng, David Bird, PG and Pamela De Mark, P.Geo.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the expected production increase from Q2 to Q4, the Company remaining on-track to deliver full year 2024 production guidance, the Company being in position to produce 500,000 ounces in 2026, the expected production at the Segovia Operations after completion of the expansion project, the Marmato Lower Mine expansion project and the details and timing thereof and the Company's plans and strategies are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

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Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company's filings with the SEC at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, FOFI) about the Company's prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company's actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company's future operations and management's current expectations relating to the Company's future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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